UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 30, 2006

Commission File Number 000-51457

PERNOD RICARD S.A.

(Translation of registrant’s name into English)

12, place des Etats-Unis, 75783 Paris Cedex 16, France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes      No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This is an English language summary of relevant portions of notices regarding Pernod Ricard S.A. (the “Company”) transmitted to the French Financial Markets Authority (Autorité des marchés financiers) (the “AMF”) on February 9, 2006 and March 23, 2006 on behalf of shareholders of the Company. Absent such notices by the shareholders, the Company would have been required under French law to make public the information described below.

Standstill Agreement

Kirin Brewery Company Limited (“Kirin” and, together with the Company, the “Parties”) has agreed in a letter to the Company dated March 22, 2006 (the “Standstill Agreement”) not to transfer any of the shares of the Company that Kirin owns during the term of a distribution agreement previously entered into by the Parties and renewed on March 22, 2006 (the “Distribution Agreement”). Pursuant to the Distribution Agreement, Kirin is the distributor of certain of the Company’s brands, including Chivas, in Japan. The Distribution Agreement expires on December 31, 2009, and may thereafter be renewed for a period ending December 31, 2011, depending on Kirin’s performance under the Distribution Agreement.

Kirin holds 3,438,144 shares of the Company (representing 3.65% of the share capital of the Company and 3.53% of its voting rights), which Kirin received in connection with the merger of SIFA into the Company as of January 16, 2006 (the “Merger”). Kirin held 47.51% of the share capital of SIFA at the time of the Merger.

Pursuant to the Standstill Agreement, Kirin may not transfer any of its shares of the Company during the term of the Distribution Agreement; provided, however, that in the event the Merger is treated in Japan as a sale by Kirin of its SIFA shares, Kirin will be able to sell a portion of its shares of the Company in order to cover (i) tax liabilities that it may incur as a result of the Merger or (ii) the accounting impact of such treatment. However, to the extent that no negative accounting impact in Japan would result, the proceeds from the sale by Kirin of its shares of the Company to cover the accounting impact mentioned in (ii) above, if any, will be used by Kirin to purchase new shares of the Company.

Shareholders’ Agreement

S.A. Paul Ricard, the principal shareholder of the Company, (“SAPR”), Kirin and Kirin International Finance BV (“Kirin BV” and, together with Kirin, the “Kirin Entities”) entered into a shareholders’ agreement dated March 22, 2006 (the “Shareholders’ Agreement”), pursuant to which SAPR and the Kirin Entities have agreed to consult one another prior to each general meeting of the shareholders of the Company regarding the voting of the respective shares held by each of them in the Company.

Pursuant to the Shareholders’ Agreement, in the event that SAPR and the Kirin Entities disagree on the manner their respective shares will be voted, the Kirin Entities have agreed to vote in favor of resolutions proposed or recommended by the Company’s board of directors and vote against resolutions rejected by the Company’s board of directors, in each case when such resolutions relate to certain decisions, including decisions relating to the appointment and compensation of the Company’s board members, modifications of the Company’s bylaws, issues of equity or equity related securities (with or without preemptive rights), including issues made in connection with public exchange offers, attribution of securities to the Company’s shareholders, mergers, spin-offs and contributions of assets, over-allotment options in the event of capital increases, share buy-backs not relating to the cancellation of shares acquired in a buy-back program, exceptional distributions, and the adoption of anti take-over measures.

In addition, Kirin’s undertaking with respect to the lock-up of its shares pursuant to the Standstill Agreement is incorporated by reference into the Shareholders’ Agreement.

Kirin granted SAPR a preemptive right to purchase any shares of the Company that Kirin sells following the termination of the Standstill Agreement. The principal terms of this preemptive right are as follows:

• In the event SAPR exercises its preemptive right pursuant to the Shareholders’ Agreement, SAPR (or a third-party designated by SAPR) must acquire the shares of the Company that Kirin intends to sell within three months from the date Kirin provides SAPR notice of its intention to sell shares of the Company. SAPR must provide Kirin notice of its decision to exercise its preemptive right no later than 15 days before the expiration of this three month period.

• The purchase price for the shares sold by Kirin will be equal to the arithmetic average of (i) the volume weighted average over the 30 trading days preceding the date on which Kirin has notified SAPR of its intention to sell shares of the Company; and (ii) the volume weighted average preceding the date of the effective transfer by Kirin of the subject shares of the Company.

The Kirin Entities and SAPR acknowledged in the Shareholders’ Agreement that such agreement created between them an “action de concert” pursuant to Article L. 233-10 of the French Commercial Code (Code de commerce).

The Shareholders’ Agreement will terminate on the earlier of: (i) the first anniversary of the end of the lock-up contained in the Standstill Agreement; and (ii) the seventh anniversary of date the shareholders’ agreement was signed.

Letter Agreement

By letter dated February 8, 2006 to SAPR (the “Letter Agreement”), Mr. Rafael Gonzalez-Gallarza undertook to consult with SAPR prior to each general meeting of the shareholders of the Company regarding the voting of the respective shares held by each of them in the Company. Should Mr. Gonzalez-Gallarza and SAPR disagree on the manner their shares will be voted, Mr. Gonzalez-Gallarza agreed to vote in favor of the resolutions proposed or recommended by the Company’s board of directors and vote against any resolution rejected by the Company’s board of directors.

In addition, Mr. Gonzalez-Gallarza undertook to inform SAPR of any intention to acquire securities or voting rights of the Company at least 15 days prior to such acquisition and abstain from acquisitions of shares of the Company that would lead to the legal obligation to launch a tender offer regarding shares of the Company.

In the event Mr. Gonzalez-Gallarza transfers his shares of the Company on the open market, he will be required to file an application with Euronext Paris regarding such resale. Should Mr. Gonzalez-Gallarza seek to make a block trade of his shares of the Company in accordance with Article 516-2 of the General Regulations (règlement general) of the AMF or the rules of Euronext Paris, Mr. Gonzalez-Gallarza will not be required to file an application with Euronext Paris regarding the resale.

Moreover, Mr. Gonzalez-Gallazara granted SAPR preemptive rights to acquire shares of the Company he holds or comes to hold in the event he disposes of his shares of the Company. Pursuant to the Letter Agreement, Mr. Gonzalez-Gallazara is required to provide SAPR notice of his intention to dispose of his shares of the Company, which notice must set forth the terms of the transaction, including the number of shares to be sold and the purchase price for the shares (the “Notice”). SAPR will have 30 days starting from the date it receives the Notice to exercise its preemptive rights. The purchase price for the shares will be the price stated in the Notice, which will be determined in accordance with the Letter Agreement.

In the event SAPR does not exercise its preemptive rights within 30 days, Mr. Gonzalez-Gallarza will be entitled to sell his shares of the Company to a third party under the terms stated in the Notice. Should Mr. Gonzalez-Gallarza not sell the subject shares of the Company within the offer period stated in the Notice, the shares will once again become subject to the preemptive rights accorded to SAPR in the Letter Agreement.

In the event a tender-offer for the shares of the Company is launched, Mr. Gonzalez-Gallarza will be entitled to sell his shares in such tender-offer. However, pursuant to the Letter Agreement, Mr. Gonzalez-Gallarza will be required to notify SAPR of his intention to sell his shares of the Company within four days after the AMF has approved the tender-offer and to confirm his intention to sell his shares of the Company in the event the offering price in the tender offer is increased or a competing offer is launched. SAPR is required to provide Mr. Gonzalez-Gallarza notice of its decision to exercise its preemptive rights with regards to such shares of the Company four days prior to the closing of tender offer or competing offer, as the case may be. The price per share pursuant to this preemptive right will be equal to the last offering price of the tender-offer, in the case of the tender offer, competing offer or a combination thereof, or, in the case of an exchange offer, the average trading price over the 10 days prior to the end of such exchange offer.

The Letter Agreement will remain in effect as long as Mr. Gonzalez-Gallarza owns shares of the Company; provided, however, that the Letter Agreement will terminate five years after the date of the Letter Agreement, it being understood that the Letter Agreement will be automatically renewed for two year periods unless terminated six months prior to the current term of the Letter Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pernod Ricard S.A.
(Registrant)

Date: March 30, 2006	By	/s/ Emmanuel Babeau
Name: Emmanuel Babeau
Title: Finance Director